**SUPPLEMENT Dated July 22, 2011**
**To The Current Prospectus**

**Wells Fargo ING Landmark**
**Wells Fargo ING Opportunities**

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

And

**ING GoldenSelect DVA Plus NY**

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

> *This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

Please be advised that e*ffective July 1, 2011*, the subadviser for the **ING Clarion Global Real Estate Portfolio** and the **ING Clarion Real Estate Portfolio** has changed its name from ING Clarion Real Estate Securities LLC to CBRE Clarion Securities LLC.

All references in the Prospectuses to the ING Clarion Global Real Estate Portfolio's and the ING Clarion Real Estate Portfolio's subadviser are changed accordingly.

The Portfolios' investment objectives and principal investment strategies have not changed as a result of the subadviser name change. Both Portfolios are currently *open* to new investments.

**ING GoldenSelect Access One**
**GoldenSelect DVA Series 100**
**GoldenSelect Genesis I/GoldenSelect Genesis Flex**
**ING GoldenSelect Granite PrimElite**
**ING GoldenSelect Premium Plus featuring The Galaxy VIP Fund**
**GoldenSelect Value**

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account A and Separate Account B

And

**ING GoldenSelect Empire PrimElite**

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

---

*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

---

Please be advised that e*ffective July 1, 2011*, the subadviser for the **ING Clarion Real Estate Portfolio** has changed its name from ING Clarion Real Estate Securities LLC to CBRE Clarion Securities LLC.

All references in the Prospectuses to the ING Clarion Real Estate Portfolio's subadviser are changed accordingly.

The Portfolio's investment objective and principal investment strategy have not changed as a result of the subadviser name change. The Portfolio is currently *open* to new investments.